UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1

TO

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

TERRA INCOME FUND 6, INC.

(Name of Subject Company (Issuer))

TERRA INCOME FUND 6, INC.

(Names of Filing Persons (Offeror and Issuer))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

88104C 103

(CUSIP Number of Class of Securities)

Vikram S. Uppal

Terra Income Fund 6, Inc.

550 Fifth Avenue, 6th Floor

New York, New York 10036

(212) 753-5100

(Name, address and telephone number of person authorized to
receive notices and communications on behalf of filing person)

COPIES TO:

Rosemarie A. Thurston

Martin H. Dozier

Alston & Bird LLP

1201 West Peachtree Street

Atlanta, GA 30309-3424

(404) 881-7000

CALCULATION OF FILING FEE
TRANSACTION VALUATION(1)	AMOUNT OF FILING FEE(2)
$2,001,148.56	$259.75

(1)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 218,466 shares of common stock of Terra Income Fund 6, Inc. at a price equal to $9.16 per share as of the date of this filing, which is subject to change.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $129.80 per million dollars of the value of the transaction.

☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
		Amount Previously Paid:	$259.75	Filing Party:	Terra Income Fund 6, Inc.
		Form or Registration No.:	Schedule TO	Date Filed:	February 21, 2020
☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
	☐	Third-party tender offer subject to Rule 14d-1.
	☑	Issuer tender offer subject to Rule 13e-4.
	☐	Going-private transaction subject to Rule 13e-3.
	☐	Amendment to Schedule 13D under Rule 13d-2.
☑	Check the box if the filing is a final amendment reporting the results of the tender offer.
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
	☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
	☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on February 21, 2020 by Terra Income Fund 6, Inc., a Maryland corporation (the “Company”), in connection with the offer by the Company to purchase up to 218,466 shares of the Company’s issued and outstanding common stock, par value $0.001 per share (the “Shares”) (which number represents 2.5% of the weighted average number of Shares outstanding for the calendar year ended December 31, 2019). The tender offer was made upon and subject to the terms and conditions set forth in the Offer to Purchase, dated February 21, 2020, and the related Letter of Transmittal (together, the “Offer”) and was scheduled to expire at 3:00 p.m., Central Time, on March 27, 2020.

Items 1 through 11.

Items 1 through 11 of the Schedule TO, including to the extent they incorporate by reference information contained in the Offer to Purchase and the Letter of Transmittal, are hereby amended as follows:

Termination of Tender Offer

On March 26, 2020, the Company announced that its board of directors (the “Board”) had exercised its discretion to terminate the Offer. In determining to terminate the Offer, the Board considered factors related to the impact that the global pandemic of the novel coronavirus that causes the disease known as COVID-19 and the measures taken by governmental agencies and employers in response to COVID-19, including (i) the ongoing disruption to the global economy and financial markets, (ii) the suspension of business and temporary closure of facilities in an attempt to curb the spread of the illness, (iii) the desire to preserve liquidity in the Company, and (iv) the Company’s projected financial condition, liquidity needs, capital needs and operating performance.

As a result of this termination, no Shares will be purchased in the Offer and all Shares previously tendered and not withdrawn will be promptly returned to tendering holders.

A copy of the Form 8-K filed by the Company on March 26, 2020 announcing the termination of the Offer is attached hereto as Exhibit 99(a)(1)(D) and is incorporated herein by reference.

Item 12

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

99(a)(1)(D)	Form 8-K filed by the Company on March 26, 2020

Item 12.	Exhibits.

Exhibit No.	Description
99(a)(1)(A)*	Offer to Purchase, dated February 21, 2020

99(a)(1)(B)*	Form of Letter of Transmittal

99(a)(1)(C)*	Letter to Stockholders, dated February 21, 2020

99(a)(1)(D)	Form 8-K filed by the Company on March 26, 2020

* Previously filed with the Schedule TO.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TERRA INCOME FUND 6, INC.
Date:	March 26, 2020	By:	/s/ Gregory M. Pinkus
Gregory M. Pinkus
Chief Operating Officer, Chief Financial Officer, Treasurer and Secretary